

June 14, 2010

Mr. Stephen J. Browand
Chief Executive Officer
BioNeutral Group, Inc.
211 Warren Street
Newark, NJ 07103

   Re: **BioNeutral Group, Inc.**
      Item 4.01 Form 8-K
      Filed June 10, 2010
      File No. 333-149235

Dear Mr. Browand:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Form 8-K Filed June 10, 2010

1. We note your disclosure regarding the significant deficiencies or material weaknesses in your internal control over financial reporting. Please tell us whether this disclosure was meant to describe a reportable event as contemplated by Item 304(a)(1)(v) of Regulation S-K.

2. If the significant deficiencies or material weaknesses communicated by BP represent reportable events, please clearly identify the reportable events and disclose whether (i) a committee of the board of directors, or the board of directors, discussed the subject matter of each reportable event with BP and (ii) whether you authorized BP to respond fully to inquiries of the successor accountant concerning the subject matter of each reportable event and, if not, describe the nature of any limitation thereon and the reason therefore. Refer to paragraphs (a)(1)(iv) and (v) of Item 304 of Regulation S-K.

3.   Please tell us whether the significant deficiencies or material weaknesses resulted in significant fourth quarter or other audit adjustments to your financial statements. If so, please provide us a summary of the adjustments and their impact on your annual and interim financial statements.

4.   Please file an updated letter from BP as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

5.   Please update your disclosures as of the date BP completes its review of your financial statements and Form 10-Q for the quarter ended April 30, 2010 and ceases serving as your independent registered public accounting firm.

6.   Please acknowledge your obligation to report the engagement of a new independent registered public accounting firm and provide the disclosures required by paragraphs (a)(1)(iii) and (a)(2) of Item 304 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars at 202-551-3348 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief